Filed Pursuant to Rule 424(b)(3)
Registration No. 333-180927

PROSPECTUS

6,682,272 Shares

Scientific Learning Corporation
Common Stock

On March 28, 2012, the selling stockholders set forth in the section starting on page 14 of this prospectus acquired 4,176,420 shares of our common stock and warrants to purchase up to 2,505,852 shares of our common stock directly from us in a private placement that was exempt from the registration requirements of the securities laws. This prospectus relates to the resale of up to all 6,682,272 of such shares of common stock by such selling stockholders.  We are not selling any securities under this prospectus and will not receive any of the proceeds from the sale of shares by the selling stockholders, but we will receive proceeds from the exercise of warrants, if exercised for cash.

The selling stockholders or their pledgees, donees, transferees or other successors in interest may sell the shares of common stock described in this prospectus in a number of different ways and at varying prices.  We provide more information about how the selling stockholders may sell shares of common stock in the section titled “Plan of Distribution” on page 19.  We will not be paying any underwriting discounts or commissions in this offering.  We will pay the expenses incurred in registering the shares, including legal and accounting fees.

Our common stock is listed on The NASDAQ Global Market under the symbol “SCIL.”  The last reported sale price for our common stock on May 4, 2012 was $1.65 per share.

Investment in our common stock involves a high degree of risk.
See “Risk Factors” beginning on page 3 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus are truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus is May 7, 2012.

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INFORMATION CONTAINED IN THIS PROSPECTUS

You should rely only on the information contained or incorporated by reference in this prospectus and any prospectus supplement.  We have not, and the selling stockholders have not, authorized anyone to provide you with additional or different information.  These securities are not being offered in any jurisdiction where the offer is not permitted.  You should assume that the information in this prospectus or any prospectus supplement is accurate only as of the date on the front of the document and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or any prospectus supplement or of any sale of our common stock.

PROSPECTUS SUMMARY

The following summary highlights information contained in this prospectus or incorporated by reference.  While we have included what we believe to be the most important information about the company and this offering, the following summary may not contain all the information that may be important to you.  You should read this entire prospectus carefully, including the risks of investing discussed under “Risk Factors” beginning on page 3, and the information to which we refer you and the information incorporated into this prospectus by reference, for a complete understanding of our business and this offering.  References in this prospectus to “our company,” “we,” “our,” “Scientific Learning,” and “us” refer to Scientific Learning Corporation.  References to “selling stockholders” refer to the stockholders listed herein under the heading “Selling Stockholders” on page 14, who may sell shares from time to time as described in this prospectus.

About This Prospectus

This prospectus is part of a registration statement on Form S-3 filed by us with the Securities and Exchange Commission, or the Commission, to register 6,682,272 shares of our common stock, consisting of 4,176,420 shares of common stock currently issued and outstanding, or the Common Shares, as well as up to 2,505,852 shares of common stock, or the Warrant Shares, issuable upon exercise of warrants, or the Warrants. Together the Common Shares and the Warrant Shares are referred to in this prospectus as the “Shares.” The Common Shares and Warrants were sold in connection with our private placement, the “2012 Private Placement,” which closed on March 28, 2012, as described in the Current Report on Form 8-K filed by us with the Commission on March 23, 2012. The Shares are being registered for resale or other disposition by the selling stockholders or their pledgees, donees, transferees or other successors in interest. We will not receive any proceeds from the sale or other disposition of the Shares registered hereunder, or interests therein. We will, however, receive proceeds from the exercise of any Warrants, if the exercise price is paid in cash. If all of the Warrants are exercised for cash, we will receive proceeds of approximately $4.6 million, which we currently intend to use for working capital and general corporate purposes.

About Scientific Learning Corporation

We are an education company that accelerates learning by applying proven research on how the brain learns in online and on-premise software solutions. Our results show that learners who use our products can realize achievement gains of up to two years in as little as three months and maintain an accelerated rate of learning even after product use ends. We provide our learning solutions primarily to U.S. K-12 schools in traditional brick-and-mortar, virtual or blended learning settings and also to parents and learning centers, in more than 40 countries around the world.

We are highly differentiated because of our continuous focus on the “science of learning” - combining advances in the field of brain research with standards-based learning objectives to achieve dramatic student gains. At December 31, 2011, proof that our products produce substantial academic gains was demonstrated in 263 efficacy studies, including randomized controlled trials and longitudinal studies, representing results from approximately 95,000 aggregate participants. These studies show gains for students at all K-12 grade levels, for at-risk, special education, English language, Title One (low income, under achieving), and a variety of other students. Gains have been demonstrated throughout the United States and in ten other countries. The studies show that these gains endure over time.

2011 marked the start of our transition to a software as a service (SaaS) model. Our easy-to-use and easy-to-access web-based platforms, initially introduced in mid-2011 and improved in January 2012, are able to effectively deliver individualized learning opportunities to a large number of students simultaneously. Our Fast ForWord educational software products are now available on our browser-based SciLEARN Enterprise software platform and our on-demand platform MySciLEARN On Demand. The SciLEARN Enterprise and MySciLEARN platforms are designed to meet the needs of institution and district-wide installations by providing scalability, remote access, centralized reporting, asynchronous online professional development, and ease of administration for multiple campuses.

Scientific Learning is a Delaware corporation formed in 1997 and is a successor to Scientific Learning Principles Corporation, a California corporation. Our web address is www.scilearn.com. Information contained on our website is not a part of, and is not incorporated into, this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.  Our principal executive offices are located at 300 Frank H. Ogawa Plaza, Suite 600, Oakland, CA 94612 and our telephone number at that address is (510) 444-350.

Fast ForWord is a trademark of Scientific Learning Corporation, registered in the United States and other countries. This prospectus also includes other trademarks of Scientific Learning Corporation.

RISK FACTORS

Investing in our common stock involves a high degree of risk.  You should consider carefully the risk factors described below, and all other information contained in or incorporated by reference in this prospectus, before deciding to invest in our common stock.  If any of the following risks actually occur, they may materially harm our business, financial condition, operating results or cash flows.  As a result, the market price of our common stock could decline, and you could lose all or part of your investment.  Additional risks and uncertainties that are not yet identified or that we think are immaterial may also materially harm our business, operating results or financial condition and could result in a complete loss of your investment.

Risks Related to Our Business

Sales of our products depend on the availability and extent of government funding for public school reading intervention purchases, which is variable and outside the control of both us and our direct customers. If such funding becomes less available, our public school customers may be unable to purchase our products and services on a scale or at prices that we anticipate, which would materially and adversely impact our revenue and results from operations.

United States public schools are funded primarily through state and local tax revenues, which are devoted primarily to school building costs, teacher salaries and general operating expenses. Public schools also receive funding from the federal government through a variety of federal programs, many of which target children who are poor and/or are struggling academically. Federal funds typically are restricted to specified uses.

The funding for a substantial portion of our K-12 sales typically comes from federal sources, in particular IDEA (special education) and Title One funding.  The amount of this funding varies from time to time, as do the rules governing the use of this funding.  The federal budget deficit and competing federal priorities could adversely impact the ongoing level of federal education funding.  The temporary additional American Recovery and Reinvestment Act (ARRA) education funding expired in 2011. There has been much recent discussion, and the administration has granted 10 states waivers from certain requirements, but there has been no legislative agreement about changes to the No Child Left Behind Act of 2001.  A cutback in federal education funding or a change in the funding rules to allow general rather than restricted uses of federal funding could have a materially adverse impact on our revenue.

State education funding continues to be significantly impacted by state budget difficulties. According to the Center on Budget and Policy Priorities, in the 2011-2012 school year, elementary and high schools in at least 37 states are receiving less state funding than in the prior school year, and in at least 30 states, school funding now stands below 2008 levels.  These reductions have resulted in teacher layoffs, program restrictions and overall expense reductions. While state revenues have begun to grow since their low in 2010, as of the third quarter of 2011, state revenues remained 7 percent below pre-recession levels, again according to the Center on Budget and Policy Priorities. While education spending remains an important priority for states, it faces competition from demands for, among other things, relief for the unemployed and homeowners and rising healthcare costs. Continued pressure on state budgets and state education funding could have a materially adverse impact on our revenue.

Our sales cycle has tended to be long and somewhat unpredictable, which may result in delayed or lost sales, materially and adversely impacting our revenue and profitability.

More than 87% of our 2011 booked sales came from the K-12 market in the U.S. and Canada.  In that market we have historically depended on a relatively small number of large transactions for a significant part of our sales.  These types of sales require multiple levels of approval in a political environment, resulting in a time-consuming sales cycle that can be difficult to predict, particularly in a tight funding environment. Therefore, we may devote significant time and energy to a particular customer sale over the course of many months, and then not make the sale when expected or at all. In 2011, we had three transactions over $500,000, compared to five  such transactions in 2010.

We may not be successful in executing our transition to a new business model.

We are completing the development of our new on-demand offerings to transition the business away from our historic sales model and to make us less dependent on large U.S. K-12 transactions.  In 2011, we began selling our flagship Fast ForWord on-demand, and in January 2012, we launched Fast ForWord on our improved MySciLEARN on-demand platform.  We expect our on-demand offerings to allow us to better address the international, consumer and virtual school markets, as well as the U.S. K-12 market we now principally serve and to allow us to significantly increase the number of smaller, more predictable transactions and recurring revenue.  In order to successfully accomplish this transition, we need to rapidly increase our transaction volume, sell to and achieve acceptance with new types of customers, and complete our product development in a timely manner, including launching our Reading Assistant product on-demand.  We may find our marketing and sales efforts in this market less effective or more expensive than we have planned.  If we fail to achieve the level of market acceptance that we expect, we may be unable to achieve our planned level of sales and revenue.

It is difficult to accurately forecast our future financial results. This may cause us to fail to achieve the financial performance anticipated by investors and financial analysts, which could cause the price of our stock to decline.

Our revenue and results of operations are difficult to predict and may fluctuate substantially from quarter to quarter and from year to year. In 2011, we had a net loss of $6.5 million compared to a net loss of $9.7 million in 2010 (which included a non-cash impairment charge of $3.9 million) and net income of $4.8 million in 2009.  In the past, our sales strategy has primarily emphasized district-level, multi-site transactions. The receipt or implementation of a single large order, or conversely its loss or delay, significantly impacted the level of sales booked and revenue recognized in a given quarter. In 2012, our sales focus has shifted to substantially increasing our volume of significantly smaller sales, an emphasis which began with our on-demand launch in June 2011.  We expect that this will make us less dependent on  large unpredictable sales, but this is a new model for us, and the speed and extent of our transition is uncertain.

Our expense levels are based on our expectations of future revenue and are primarily fixed in the short term. We may not be able to adjust spending in a timely manner to compensate for any unexpected revenue shortfall, which could cause our results from operations to fluctuate unexpectedly.

Failure to achieve the financial results expected by investors and financial analysts in a given quarter could cause an immediate and significant decline in the trading price of our common stock.

Our cash flow is highly variable and may not be sufficient to meet all of our objectives.

During 2011, we used $7.2 million cash in operations, while in 2010, we used $4.2 million and in 2009 we generated $14.5 million in cash from operations. During 2012, we expect to fund our operations primarily through our current cash balances, including the approximately $6.5 million in proceeds from our 2012 Private Placement, cash available under our credit line and cash generated by operations. We also may seek additional financing from other sources.

Historically, we have used cash in our operations during the first half of the year and built cash in the second half. This pattern results largely from our seasonally low sales in the first and fourth calendar quarters, which reflects our industry pattern, and the time needed to collect on sales made towards the end of the second quarter.  We recently amended our credit line with Comerica Bank (Comerica), which has supplied us with a line of credit since 2004. Our amended line of credit has a limit of $5 million, and expires December 31, 2013.

Borrowings under the line are subject to reporting covenants requiring the provision of financial statements to Comerica and financial covenants requiring us to maintain a specified minimum adjusted quick ratio and a specified level of net worth. The required levels vary over the course of the year. If we do not comply with the covenants, we risk being unable to borrow under the credit line.

Funding our liquidity needs in part out of cash flow from operations will require us to achieve certain levels of booked sales, collections, and expenses. If we are unable to achieve sufficient levels of cash flow from operations, or are unable to obtain waivers or amendments from Comerica in the event we do not comply with our covenants, we would be required either to obtain debt or equity financing from other sources, or to reduce expenses. Reducing our expenses could adversely affect our operations. We cannot assure you that we will be able to secure additional debt or equity financing on acceptable terms, if at all. In addition, raising additional equity financing could result in substantial dilution of our current equity holders and in the net tangible book value per share of such holdings.

To grow our K-12 business, we need to increase acceptance of our products among K-12 education purchasers. Failure to do so would materially and adversely impact our growth prospects.

Our Fast ForWord products use an approach that differs from the approaches that schools have traditionally used to address reading problems. In particular, our products, which are designed to develop the brain to process more efficiently, are based on neuroscience research and focus on building cognitive skills. These concepts may be unfamiliar to educators.  K-12 educational practices are generally slow to change, and it can be difficult to convince educators of the value of a substantially different approach.

In order to obtain the best student results from using our product, schools must follow a recommended protocol for Fast ForWord use, which requires at least 30 minutes per day out of a limited and already crowded school day. Our recommendation that schools follow a prescribed protocol in using our products may limit the number of schools willing to purchase from us. In addition, if our products are not used in accordance with the protocol, they may not produce the expected student results, which may lead to customer dissatisfaction and decreased revenue.

Our products are generally implemented in a computer lab with a lab coach or teacher rather than in the classroom with the students’ regular classroom teachers. To reach a broader group of customers, encourage additional sales from existing customers and improve student achievement results, we need to better engage classroom teachers in the products’ implementation, in an effective and efficient manner.

If we are unable to convince our market of the value of our significantly different approach and otherwise overcome the challenges identified above, our growth prospects could be materially and adversely impacted.

If we determine that any of our intangible assets, including technology purchased in acquisitions, or goodwill are impaired, we would be required to take a charge to earnings, which could have a material adverse effect on our results of operations.

We recorded a significant amount of goodwill and other intangible assets, such as core technology, related to our acquisition of the Soliloquy product line in January 2008.  We periodically evaluate goodwill and all significant intangible assets for impairment.  Because of our decision to migrate the core technology associated with the Reading Assistant product acquired from Soliloquy to a web-enabled delivery platform, we determined it was necessary to assess the recoverability of the asset group associated with generating Reading Assistant cash flows. Based on our impairment analysis, we incurred non-cash charges of $3.9 million related to the write-down of the Soliloquy core technology asset group in the fourth quarter of 2010.

At December 31, 2011, we had $4.6 million of goodwill and $0.5 million of intangible assets.  Significant judgments are required to evaluate goodwill and intangible assets for impairment, including estimating future cash flows, projecting future sales, forecasting industry trends and market conditions, and making other assumptions. Changes in these estimates and assumptions could materially affect our impairment determinations, which could result in non-cash charges that would adversely affect our results of operations.

Concentration of our sales in the K-12 market exposes our business to risks specific to that market.

More than 87% of our 2011 booked sales came from the K-12 market in the United States and Canada.  Because of the concentration of our sales in this market, we are particularly exposed to its risks.  For example, the K-12 market is characterized by its dependence on federal funding and state and local tax revenues; a political environment, particularly when large transactions are involved; and a generally conservative approach to change.  All of these attributes, particularly in the current economic and political environment, can result in a time-consuming and unpredictable sales cycle for large transactions.

We rely on studies of student performance results to demonstrate the effectiveness of our products. If the validity of these studies or the conclusions that we draw from them are challenged, our reputation could be harmed and our business prospects and financial results could be materially and adversely affected.

We rely heavily on statistical studies of student results on assessments to demonstrate that our products lead to improved student achievement, which involves certain risks. For example, a school may fail to appropriately implement the products or adhere to the product protocol, resulting in a study that does not produce substantial student improvements. In addition, some studies on which we rely may be challenged because the studies use a limited sample size, lack a randomly selected control group, include assistance or participation from us or our scientists, or have other design characteristics that are not optimal. These challengers may assert that these studies are not sufficiently rigorous or free from bias, and may lead to criticism of the validity of the studies and the conclusions that we draw from them. Our sales and marketing efforts, as well as our reputation, could be adversely impacted if the studies upon which we rely to demonstrate the effectiveness of our products, or the conclusions we draw from those studies, are seen to be insufficient.

We may not be able to develop new and improved products and services as needed to address changing market trends or emerging technologies in a timely and cost effective manner.

We need to design, develop and introduce new and improved products and services on a cost effective basis and on a timeline that keeps pace with changing market trends and emerging technology developments.  We had significant product introductions in 2011, and are planning additional product improvements and introductions in 2012.  We may encounter unexpected difficulties developing new products and improvements that could delay our introduction of new products and services or cause their development to be more costly than planned.  Additionally, our product changes may not receive the market acceptance we anticipate.  If we fail to develop products and services cost effectively that respond to technology and market developments, we may lose market share and revenue, and our business could materially suffer.

If our operations are disrupted due to weaknesses in our technology infrastructure, our business could be harmed.

Providing our products and services and conducting our general business operations both substantially rely on computer and network systems.  Over the past several years, our computer and network systems became outdated, and we have experienced disruptions in both our customer and internal network services due to hardware failures.  We have now modernized much of our hardware infrastructure, and are completing a major upgrade to our business software platforms. In addition, our disaster recovery capability, while improved, does not permit us to recover immediately from certain sorts of disasters. We believe that our business is becoming increasingly dependent on our hardware and software infrastructure, and as a result, the reliability of our systems has become increasingly important.  If our customer systems are disrupted, we may be required to issue credits, customers may elect not to renew their contracts or not to purchase additional licenses, we may lose sales to potential customers and we may be subject to liability. If our internal systems are disrupted, we may lose productivity and incur delays in product development, sales operations or other functions.

If our products contain errors or if customer access to our web-delivered products and services is disrupted, we could lose new sales and be subject to significant liability claims.

Because our software products are complex, they may contain undetected errors or defects, known as bugs. Bugs can be detected at any point in a product’s life cycle, but are more common when a new product is introduced or when new versions are released. We expect that, as we have experienced in the past, despite our testing, errors will be found in new products and product enhancements in the future. We launched important product revisions in 2011 and expect additional important launches in 2012.

Many of our products and services rely on the World Wide Web in order to function. Unanticipated problems affecting our network systems, third-party facilities, telecommunications or electricity supply could cause interruptions or delays in the delivery of these products. We have experienced problems due to power loss in the past, and we will continue to be exposed to the risk of access failure in the future.

If there are significant errors in our products or problems with customer access to our web-delivered products and services, we could be required to issue credits or we could experience delays in or loss of market acceptance of our products, diversion of our resources, decreases in expansions or renewals, injury to our reputation, increased service expenses or payment of damages.

Our product development office in China exposes us to risks specific to China, including those associated with currency exchange rates, Chinese government regulations and business practices, and intellectual property.

We established a wholly-owned subsidiary in Shanghai, China in 2010, which provides us with product development services.   Previously, substantially all of our operations were located in the United States, and our sales outside the United States and Canada were made in U.S. Dollars to local distributors. Our Chinese operation conducts its operations in Chinese RMB, and therefore exposes us to the risk of unexpected and possibly sudden increases in expenses caused by shifts in currency exchange rates. In addition, Chinese government regulations and business practices are quite different from those in the U.S., and operating under those regulations and challenges may pose unexpected costs, delays or difficulties. Further, intellectual property protection is not as strong in China as in the U.S., and operating a product development group in China may increase our risk of infringement or misappropriation of our intellectual property by others.

Claims relating to data collection from our user base may subject us to liabilities and additional expense.

Schools and clinicians that use our products frequently use students’ names to register them in our products and enter into our database academic, diagnostic and/or demographic information about the students. In addition, the results of student use of our products are uploaded to our database. We have designed our system to safeguard this personally-identifiable information, but the protection of such information is an area of increasing public concern and significant government regulation, including but not limited to the Children’s Online Privacy Protection Act. If our privacy protection measures prove to be ineffective, we could be subject to liability claims for unauthorized access to or misuses of personally-identifiable information stored in our database. We may also face additional expenses to analyze and comply with increasing regulation in this area.

We may not be able to compete effectively in the education market.

The market in which we operate is very competitive. We compete vigorously for the funding available to schools, not only against other software-based reading intervention products but also against print and service-based offerings from other companies and against traditional methods of teaching language and reading. Many of the companies providing these competitive offerings are much larger than we are, are more established in the school market than we are, offer a broader range of products to schools, have already offered more web-based products, and have greater financial, technical, marketing and distribution resources than we do. In addition, although traditional approaches to language and reading are fundamentally different from our approach, the traditional methods are more widely known and accepted and, therefore, represent significant competition for available funds.

If we lose key personnel or are unable to hire additional qualified personnel as necessary, we may not be able to achieve our business goals, which could materially and adversely affect our financial results and share price.

We depend on the performance of our senior management, sales, marketing, development, research, educational, finance and other administrative personnel with extensive experience in our industry and with our Company. The loss of key personnel could harm our ability to execute our business strategy, which could adversely affect our financial results and share price. In addition, we believe that our future success will depend in large part on our continued ability to identify, hire, retain and motivate highly skilled employees who are in great demand. We cannot assure you that we will be able to do so.

If we are unable to maintain our access to the intellectual property rights that we license from third parties, our sales and results from operations will be materially and adversely affected.

Our most important products are based on licensed inventions owned by the University of California and Rutgers, the State University of New Jersey. These licensed patents expire in 2014.  In 2011, we generated approximately 49% of our booked sales from products that use this licensed technology. The University patents are the earliest and in some ways the broadest of our  patents.  We have additional  patents that we own with later expiration dates that we believe afford substantial continuing  patent coverage for the same products.  However, once the University patents expire,  it may be more difficult to prevent others from marketing similar products.

We also have incorporated technology and content licensed from other third parties as part of our products and services. If we were to lose our rights under any of our in-licenses (whether through expiration of our exclusive license period, expiration of the underlying patent’s exclusivity, invalidity or unenforceability of the underlying patents, a breach by us of the terms of the license agreements or otherwise), such a loss of these licensed rights or a requirement that we must re-negotiate these licenses could materially harm our booked sales, our revenue and our net income.

If we are unable to adequately protect our intellectual property rights or if we infringe on the rights of others, we could become subject to significant liabilities, need to seek licenses or lose our rights to sell our products.

Our ability to compete effectively depends in part on whether we are able to maintain the proprietary aspects of our technology and to operate without infringing on the proprietary rights of others. It is possible that our issued patents will be found invalid or will not offer sufficient protection against competitors, that our trademarks will be challenged or infringed, or that our pending patent applications will not result in the issuance of patents. If others are able to develop similar products due to the expiration, unenforceability or invalidity of the underlying patents, the resulting competition could materially harm our sales. The Company historically has not registered its copyrights in the United States, which may make it difficult to collect damages from a third party that may be infringing a Company copyright.

In addition, we could become party to patent or trademark infringement claims, litigation or interference proceedings. These proceedings could result from claims that we are violating the rights of others or may be necessary to enforce our own rights. Any such proceedings would result in substantial expense and significant diversion of management effort, and the outcome of any such proceedings cannot be accurately predicted. An adverse determination in such proceedings could subject us to significant liabilities or require us to seek licenses from third parties, which may not be available on commercially reasonable terms or at all. In addition, competitors may design around our technology or develop competing technologies. Intellectual property rights may also be unavailable or limited in some foreign countries, which could make it easier for competitors to capture or increase their market share with respect to related technologies. Further, if unauthorized copying or misuse of our products were to occur to a substantial degree, our sales could be adversely affected.

Our common stock is thinly traded and its price is volatile.

Our common stock presently trades on the Nasdaq Global Market, and our trading volume is generally low. For example during 2011, our average daily trading volume was approximately 9,300 shares. As a result, the ability of holders of our common stock to sell such common stock and thereby monetize their investment may be limited. In addition, the market price of our common stock has been highly volatile since we became publicly traded and could continue to be subject to wide fluctuations.

The ownership of our common stock is concentrated.

At March 28, 2012, following the 2012 Private Placement, Trigran Investments owned approximately 25% of our outstanding stock, and our executive officers and directors held approximately 9% of the outstanding stock. As a result, these stockholders are able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, and may have interests that diverge from those of other stockholders. This concentration of ownership may also delay, prevent or deter a change in control of the Company.

Risks Related to Our Common Stock

If our future operating performance does not meet investor expectations, our stock price could decline.

Our sales cycle has tended to be long and difficult to predict, and our ability to sell our products successfully is subject to many uncertainties, as discussed. In light of these factors, and the uncertainty as a result of the general economic situation, it is difficult for us to estimate with accuracy our future results. Expectations regarding our results will be subject to numerous risks and uncertainties that could make actual results differ materially from those anticipated. If our actual results do not meet the expectations of investors or third-party financial analysts, our stock price could decline significantly.

We expect that the price of our common stock will fluctuate substantially.

The market price of our common stock is likely to be highly volatile and may fluctuate substantially due to many factors, including:

●	timing of sales of our products;

●	the quantity of and rules relating to government funding for public schools;

●	the introduction of new products or product enhancements by us or our competitors;

●	disputes or other developments with respect to our intellectual property rights or the intellectual property rights of others;

●	sales of large blocks of our common stock, including sales by our executive officers and directors;

●	changes in earnings estimates or recommendations by securities analysts; and

●	general market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors.

These and other factors may make the price of our stock volatile and subject to unexpected fluctuation.

A sale of a substantial number of shares of our common stock may cause the price of our common stock to decline.

If our stockholders sell substantial amounts of our common stock in the public market, for example, liquidation of shares held by our principal stockholders, including shares issued upon the exercise of outstanding options or the Warrants, the market price of our common stock could decline. These sales also might make it more difficult for us to sell equity our equity-related securities in the future at a time and price that we deem reasonable or appropriate.

Anti-takeover provisions in our Amended and Restated Certificate of Incorporation and Bylaws, and Delaware law, contain provisions that could discourage a takeover.

Our certificate of incorporation and bylaws, and Delaware law, contain provisions that might enable our management to resist a takeover, and might make it more difficult for an investor to acquire a substantial block of our common stock. These provisions include:

●	advance notice requirements to stockholders for matters to be brought at stockholder meetings;

●	a supermajority stockholder vote requirement for amending certain provisions of our Amended and Restated Certificate of Incorporation and Bylaws;

●	limitations on stockholder actions by written consent; and

●	the right to issue preferred stock without stockholder approval, which could be used to dilute the stock ownership of a potential hostile acquirer.

These provisions might discourage, delay or prevent a change in control of our company or a change in our management. The existence of these provisions could adversely affect the voting power of holders of common stock and limit the price that investors might be willing to pay in the future for shares of our common stock.

We have not paid dividends in the past and do not expect to pay dividends in the future, and any return on investment may be limited to the value of our stock.

We have never paid cash dividends on our common stock and do not anticipate paying cash dividends on our common stock in the foreseeable future. The payment of dividends on our common stock will depend on our earnings, financial condition and other business and economic factors affecting us at such time as our board of directors may consider relevant. If we do not pay dividends, our stock may be less valuable because a return on your investment will only occur if our stock price appreciates.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

In addition to the other information contained or incorporated by reference in this prospectus, you should carefully consider the risk factors disclosed in this prospectus or any prospectus supplement when evaluating an investment in our securities.  This prospectus contains forward-looking statements within the meaning of the Private Securities Reform Act of 1995 that are based upon current expectations.  It is our intent that such statements be protected by the safe harbor created thereby.

The words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “may,” “plans,” “projects,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements.  We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements.  Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements that we make.  We have included important factors in the cautionary statements included in this prospectus and the documents incorporated by reference in this prospectus, particularly in the sections entitled “Risk Factors,” that we believe could cause actual results or events to differ materially from the forward-looking statements that we make.  The forward-looking statements included in this prospectus are made only as of the date of this prospectus.  Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these forward-looking statements.  We undertake no obligation to update forward-looking statements.

USE OF PROCEEDS

The proceeds from the sale of the Shares offered pursuant to this prospectus are solely for the accounts of the selling stockholders.  Accordingly, we will not receive any of the proceeds from the sale of Shares offered by this prospectus.  See "Selling Stockholders" and "Plan of Distribution" described below.

We will, however, receive proceeds from the exercise of any Warrants, if the exercise price is paid in cash. If all of the Warrants are exercised for cash, we will receive proceeds of approximately $4.6 million, which we currently intend to use for working capital and general corporate purposes.

SELLING STOCKHOLDERS

The following table provides information regarding the selling stockholders and the number of Shares each selling stockholder is offering under this prospectus, including the right to acquire Warrant Shares pursuant to exercise of the Warrants held by each selling stockholder.  We have prepared this table based on information furnished to us by or on behalf of the selling stockholders.  Under the rules of the Commission, beneficial ownership includes shares over which the indicated beneficial owner exercises voting or investment power.  Beneficial ownership is determined under Section 13(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and generally includes voting or investment power with respect to securities, including any securities that grant the selling stockholder the right to acquire common stock within 60 days of April 10, 2012, unless otherwise noted.  The Warrant Shares also are included in the aggregate beneficial ownership amounts set forth in the table below.  Unless otherwise indicated in the footnotes below, we believe that the selling stockholders have sole voting and investment power with respect to all shares beneficially owned.  The percentage ownership data is based on 23,210,585 shares of our common stock issued and outstanding as of April 10, 2012.  Since the date on which they provided us with the information below, the selling stockholders may have sold, transferred or otherwise disposed of some or all of their Shares in transactions exempt from the registration requirements of the Securities Act of 1933, as amended, or the Securities Act.

The Shares may be sold by the selling stockholders, by those persons or entities to whom they transfer, donate, devise, pledge or distribute their Shares or by other successors in interest.  The information regarding shares beneficially owned after this offering assumes the sale of all Shares offered by each of the selling stockholders.  The selling stockholders may sell less than all of the Shares listed in the table.  In addition, the Shares listed below may be sold pursuant to this prospectus or in privately negotiated transactions.  Accordingly, we cannot estimate the number of Shares the selling stockholders will sell under this prospectus.

 The selling stockholders have represented to us that they purchased the Common Shares (and the right to acquire Warrant Shares pursuant to exercise of the Warrants) for their own account, for investment only and not with a view toward selling or distributing them in violation of the Securities Act, except in sales either registered under the Securities Act, or sales that are exempt from registration.  In recognition of the fact that the selling stockholders, even though purchasing their shares for investment, may wish to be legally permitted to sell their Shares when they deem appropriate, we agreed with the selling stockholders to file a registration statement to register the resale of the Shares.  We also have agreed to prepare and file all amendments and supplements necessary to keep the registration statement, of which this prospectus constitutes a part, effective until the earlier of the date that all of the Shares have been sold or can be sold publicly under Rule 144 promulgated by the Commission under the Securities Act (or any similar provision then in effect) without the requirement that we be in compliance with the current public information requirement thereunder and without volume or manner-of-sale restrictions.

	Shares Beneficially Owned before Offering (1)			Shares Beneficially Owned After Offering (2)
Name of selling stockholders	Number	Percentage (%)	Shares Offered Hereby (1)(2)	Number	Percentage (%)
Blackwell Partners LLC (3)	388,936	1.7%	388,936	-	-
Bowen, Robert C. (4)	1,962,015	8.1%	46,240	1,915,775	7.9%
Cranshire Capital Master Fund, Ltd. (5)	258,960	1.1%	258,960	-	-
Feller Robert. E. (6)	83,366	*	9,248	74,018	*
Freestone Advantage Partners II, LP (5)	18,488	*	18,488	-	-
Harbour Holdings Ltd.(7)	119,584	*	119,584	-	-
Harvey QP, LP (8)	342,192	1.5%	342,192	-	-
Harvey SMidCap Fund, LP (8)	157,224	*	157,224	-	-
Harvey SMidCap Offshore Fund, Ltd. (8)	425,432	1.8%	425,432	-	-
Hawk Ridge Partners, L.P. (9).	693,640	3.0%	693,640	-	-
Instanz Nominees PTY LTD (10).	75,156	*	19,904	55,252	*
Kingsbrook Opportunities Master Fund LP (11)	256,000	1.1%	256,000	-	-
Moorhead, III, Rodman W. (12)	470,895	2.0%	320,000	150,895	*
Myers, David Andrew (13)	359,335	1.5%	18,496	340,839	1.5%
Nantahala Capital Partners, Limited Partnership (3)	284,704	1.2%	284,704	-	-
Nantahala Capital Partners II, Limited Partnership (3)	844,336	3.6%	844,336	-	-
Nantahala Capital Partners CL, Limited Partnership (3)	331,696	1.4%	331,696	-	-
Osmium Capital, LP (10)	546,536	2.4%	130,232	416,304	1.8%
Osmium Capital II, LP (10)	1,136,860	4.9%	268,080	868,780	3.7%
Osmium Spartan, LP (10)	168,565	*	44,200	124,365	*
Park, Ronald (14)	54,936	*	9,248	45,688	*
RJ Partners LLC (15)	952,332	4.1%	425,432	526,900	2.3%
Simon, Shari A. (16)	11,341	*	2,312	9,029	*
Skylands Quest LLC (7)	36,008	*	36,008	-	-
Skylands Special Investment LLC (7)	100,616	*	100,616	-	-
Skylands Special Investment II LLC (7)	21,240	*	21,240	-	-
Trigran Investments, L.P. (17)	4,018,843	17.1%	698,080	3,320,763	14.1%
Trigran Investments, L.P. II (17)	2,223,536	9.5%	411,744	1,811,792	7.8%

______________________________
* Less than 1%.
(1)
Includes an aggregate of 2,505,852 Warrant Shares underlying Warrants that are immediately exercisable, which Warrant Shares are deemed outstanding for computing the percentage ownership of the selling stockholder holding arrant Shares before the offering and after giving effect to the offering, but are not deemed outstanding for computing the beneficial ownership of any other selling stockholder.  Certain of the warrants contain an exercise limitation providing that a holder thereof may not exercise to the extent that, if after giving effect to such exercise, the holder or any of its affiliates would beneficially own in excess of 4.99% of the outstanding shares of common stock immediately after giving effect to such exercise.  Accordingly, the number of shares of common stock set forth in the table as being registered for a selling stockholder may exceed the number of shares of common stock that the selling stockholder could own beneficially as at any time in the future through its exercise of the Warrants.

(2)
We do not know when or in what amounts a selling stockholder may offer Shares for sale.  The selling stockholders may not sell any or all of the Shares offered by this prospectus.  Because the selling stockholders may offer all or some of the Shares pursuant to this offering and because there are currently no agreements, arrangements or undertakings with respect to the sale of any of the Shares, we cannot estimate the number of Shares that will be held by the selling stockholders after completion of this offering.  However, for purposes of this table, we have assumed that, after completion of this offering, none of the Shares covered by this prospectus will be held by the selling stockholders.

(3)
Blackwell Partners LLC, Nantahala Capital Partners, Limited Partnership, Nantahala Capital Partners II, Limited Partnership and Nantahala Capital Partners CL, Limited Partnership each own, respectively, (a) 243,085 Common Shares acquired in the 2012 Private Placement and the right to acquire 145,851 Warrant Shares pursuant to the exercise of Warrants acquired in the 2012 Private Placement, (b) 177,940 Common Shares acquired in the 2012 Private Placement and the right to acquire 106,764 Warrant Shares pursuant to the exercise of Warrants acquired in the 2012 Private Placement, (c) 527,710 Common Shares acquired in the 2012 Private Placement and the right to acquire 316,626 Warrant Shares pursuant to the exercise of Warrants acquired in the 2012 Private Placement, and (d) 207,310 Common Shares acquired in the 2012 Private Placement and the right to acquire 124,386 Warrant Shares pursuant to the exercise of Warrants acquired in the 2012 Private Placement.  Nantahala Capital Management, LLC is an investment manager of Blackwell Partners LLC and the general partner of Nantahala Capital Partners, Limited Partnership, Nantahala Capital Partners II, Limited Partnership and Nantahala Capital Partners CL, Limited Partnership.

(4)
The amount held by Robert C. Bowen includes 28,900 Common Shares acquired in the 2012 Private Placement, 1,915,775 Common Shares beneficially owned prior to the 2012 Private Placement and the right to acquire 17,340 Warrant Shares pursuant to the exercise of Warrants acquired in the 2012 Private Placement.  Mr. Bowen is the Chairman of the Company’s Board and a director.

(5)
Cranshire Capital Master Fund, Ltd. and Freestone Advantage Partners II each own, respectively, (a) 161,850 Common Shares acquired in the 2012 Private Placement and the right to acquire 97,110 Warrant Shares pursuant to the exercise of Warrants acquired in the 2012 Private Placement, and (b) 11,555 Common Shares acquired in the 2012 Private Placement and the right to acquire 6,933 Warrant Shares pursuant to the exercise of Warrants acquired in the 2012 Private Placement.  Cranshire Capital Advisors, LLC (“CCA”) is the investment manager of Cranshire Capital Master Fund, Ltd. (“Cranshire Master Fund”) and has voting control and investment discretion over securities held by Cranshire Master Fund.  Mitchell P. Kopin, the president, the sole member and the sole member of the Board of Managers of CCA, has voting control over CCA.  As a result, each of Mr. Kopin and CCA may be deemed to have beneficial ownership of the securities held by Cranshire Master Fund. CCA is also the investment manager for a managed account for Freestone Advantage Partners II (“Freestone II”), and CCA has voting control and investment discretion over securities held by Freestone II.  Mr. Kopin, the president, the sole member and the sole member of the Board of Managers of CCA, has voting control over CCA.  As a result, each of Mr. Kopin and CCA also may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the securities held by Freestone II.

(6)
The amount held by Robert E. Feller includes 5,780 Common Shares acquired in the 2012 Private Placement, 74,018 Common Shares beneficially owned prior to the 2012 Private Placement and the right to acquire 3,468 Warrant Shares pursuant to the exercise of Warrants acquired in the 2012 Private Placement.  Mr. Feller is the Company’s Chief Financial Officer and Treasurer.

(7)
Harbour Holdings Ltd., Skylands Quest LLC, Skylands Special Investment LLC and Skylands Special Investment II LLC each own, respectively, (a) 74,740 Common Shares acquired in the 2012 Private Placement and the right to acquire 44,844 Warrant Shares pursuant to the exercise of Warrants acquired in the 2012 Private Placement, (b) 22,505 Common Shares acquired in the 2012 Private Placement and the right to acquire 13,503 Warrant Shares pursuant to the exercise of Warrants acquired in the 2012 Private Placement, (c) 62,885 Common Shares acquired in the 2012 Private Placement and the right to acquire 37,731 Warrant Shares pursuant to the exercise of Warrants acquired in the 2012 Private Placement and (d) 13,275 Common Shares acquired in the 2012 Private Placement and the right to acquire 7,965 Warrant Shares pursuant to the exercise of Warrants acquired in the 2012 Private Placement.  Skylands Capital LLC is the investment advisor for Harbour Holdings Ltd. and is the managing member of Skylands Quest LLC, Skylands Special Investment LLC and Skylands Special Investment II LLC.

(8)
Harvey QP, LP, a Delaware limited partnership, Harvey SMidCap Fund, LP, a Delaware limited partnership, and Harvey SMidCap Offshore Fund, Ltd, a Cayman Islands exempted company, each own, respectively, (a) 213,870 Common Shares acquired in the 2012 Private Placement and the right to acquire 128,322 Warrant Shares pursuant to the exercise of Warrants acquired in the 2012 Private Placement, (b) 98,265 Common Shares acquired in the 2012 Private Placement and the right to acquire 58,959 Warrant Shares pursuant to the exercise of Warrants acquired in the 2012 Private Placement and (c) 265,895 Common Shares acquired in the 2012 Private Placement and the right to acquire 159,537 Warrant Shares pursuant to the exercise of Warrants acquired in the 2012 Private Placement.  Harvey Partners, LLC, a Delaware limited liability company, is the investment manager of Harvey QP, LP, Harvey SMidCap Fund, LP and Harvey SMidCap Offshore Fund, Ltd. and, as such, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by them.  James A. Schwartz and Jeffrey C. Moskowitz, the Managing Members of Harvey Partners, LLC, share voting and investment power with respect to all securities beneficially owned by Harvey Partners, LLC.

(9)
The amount held by Hawk Ridge Partners, L.P. includes 433,525 Common Shares acquired in the 2012 Private Placement and the right to acquire 260,115 Warrant Shares pursuant to the exercise of Warrants acquired in the 2012 Private Placement.  Hawk Ridge Management, LLC is the general partner of Hawk Ridge Partners, L.P.  Hawk Ridge Management, LLC is 100% owned by David Brown.

(10)
Instanz Nominees PTY LTD, Osmium Capital, LP, Osmium Capital II, LP and Osmium Spartan, LP each own, respectively, (a) 12,440 Common Shares acquired in the 2012 Private Placement, 55,252 Common Shares beneficially owned prior to the 2012 Private Placement and the right to acquire 7,464 Warrant Shares pursuant to the exercise of Warrants acquired in the 2012 Private Placement, (b) 81,395 Common Shares acquired in the 2012 Private Placement, 416,304 Common Shares beneficially owned prior to the 2012 Private Placement and the right to acquire 48,837 Warrant Shares pursuant to the exercise of Warrants acquired in the 2012 Private Placement, (c) 167,550 Common Shares acquired in the 2012 Private Placement, 868,780 Common Shares beneficially owned prior to the 2012 Private Placement and the right to acquire 100,530 Warrant Shares pursuant to the exercise of Warrants acquired in the 2012 Private Placement, and (d) 27,625 Common Shares acquired in the 2012 Private Placement, 124,365 Common Shares beneficially owned prior to the 2012 Private Placement and the right to acquire 16,575 Warrant Shares pursuant to the exercise of Warrants acquired in the 2012 Private Placement.  Osmium Partners LLC has control over the Scientific Learning Corporation securities that Instanz Nominees PTY LTD owns and is the manager of Osmium Capital, LP, Osmium Capital II, LP and Osmium Spartan, LP.

(11)
The amount held by Kingsbrook Opportunities Master Fund LP includes 160,000 Common Shares acquired in the 2012 Private Placement and the right to acquire 96,000 Warrant Shares pursuant to the exercise of Warrants acquired in the 2012 Private Placement.  Kingsbrook Partners LP (“Kingsbrook Partners”) is the investment manager of Kingsbrook Opportunities Master Fund LP (“Kingsbrook Opportunities”) and consequently has voting control and investment discretion over securities held by Kingsbrook Opportunities.  Kingsbrook Opportunities GP LLC (“Opportunities GP”) is the general partner of Kingsbrook Opportunities and may be considered the beneficial owner of any securities deemed to be beneficially owned by Kingsbrook Opportunities.  KB GP LLC (“GP LLC”) is the general partner of Kingsbrook Partners and may be considered the beneficial owner of any securities deemed to be beneficially owned by Kingsbrook Partners.  Ari J. Storch, Adam J. Chill and Scott M. Wallace are the sole managing members of Opportunities GP and GP LLC and as a result may be considered beneficial owners of any securities deemed beneficially owned by Opportunities GP and GP LLC.  Each of Kingsbrook Partners, Opportunities GP, GP LLC and Messrs. Storch, Chill and Wallace disclaim beneficial ownership of these securities.

(12)
The amount held by Rodman W. Moorhead III includes 200,000 Common Shares acquired in the 2012 Private Placement, 150,895 Common Shares beneficially owned prior to the 2012 Private Placement and the right to acquire 120,000 Warrant Shares pursuant to the exercise of Warrants acquired in the 2012 Private Placement.  Mr. Moorhead served as a director of the Company until May 2011.

(13)
The amount held by David Andrew Myers includes 11,560 Common Shares acquired in the 2012 Private Placement, 340,839 Common Shares beneficially owned prior to the 2012 Private Placement and the right to acquire 6,936 Warrant Shares pursuant to the exercise of Warrants acquired in the 2012 Private Placement.  Mr. Myers is the Company’s President and Chief Executive Officer and is a director.

(14)
The amount held by Ronald Park includes 5,780 Common Shares acquired in the 2012 Private Placement, 45,688 Common Shares beneficially owned prior to the 2012 Private Placement and the right to acquire 3,468 Warrant Shares pursuant to the exercise of Warrants acquired in the 2012 Private Placement.  Mr. Park is the Company’s Chief Technology Officer.

(15)
The amount held by RJ Partners LLC includes 265,895 Common Shares acquired in the 2012 Private Placement, 526,900 Common Shares beneficially owned prior to the 2012 Private Placement and the right to acquire 159,537 Warrant Shares pursuant to the exercise of Warrants acquired in the 2012 Private Placement.  Robert Schmiedeler and Christopher Marks are the managers of RJ Partners LLC.  Robert Schmiedeler beneficially owns 49,000 Common Shares.

(16)
The amount held by Shari A. Simon includes 1,445 Common Shares acquired in the 2012 Private Placement, 9,029 Common Shares beneficially owned prior to the 2012 Private Placement and the right to acquire 867 Warrant Shares pursuant to the exercise of Warrants acquired in the 2012 Private Placement.  Ms. Simon is a director of the Company and is party to a consulting agreement with the Company.  Ms. Simon provides consulting work related to sales models and implementation. In fiscal year 2011 she received total compensation of approximately $71,000.

(17)
Trigran Investments, L.P. and Trigran Investments, L.P. II each own, respectively, (a) 436,300 Common Shares acquired in the 2012 Private Placement, 3,320,763 Common Shares beneficially owned prior to the 2012 Private Placement and the right to acquire 261,780 Warrant Shares pursuant to the exercise of Warrants acquired in the 2012 Private Placement, (b) 257,340 Common Shares acquired in the 2012 Private Placement, 1,811,792 Common Shares beneficially owned prior to the 2012 Private Placement and the right to acquire 154,404 Warrant Shares pursuant to the exercise of Warrants acquired in the 2012 Private Placement.  Based on the Amendment No. 6 to Schedule 13D that Trigran Investments, Inc. filed March 30, 2012 with respect to its beneficial ownership of shares of Scientific Learning Corporation, Trigran Investments, Inc. is the general partner of Trigran Investments, L.P. and Trigran Investments, L.P. II.  Based on that same Amendment No. 6 to Schedule 13D, Douglas Granat, Lawrence A. Oberman and Steven G. Simon are beneficial owners of the shares beneficially owned by Trigran Investments, Inc.

PLAN OF DISTRIBUTION

The selling stockholders may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions.  These sales may be at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or negotiated prices.  The selling stockholders may use any one or more of the following methods when selling shares:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	short sales;

●	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

●	a combination of any such methods of sale; and

●	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales.  Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated.  The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.  Any profits on the resale of shares of common stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act.  Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by a selling stockholder.  The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act.  In connection with sales of the shares of common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume.  The selling stockholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales.  The selling stockholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus after we have filed a supplement to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 supplementing or amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of common stock from time to time under this prospectus after we have filed a supplement to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 supplementing or amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales.  In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers.  In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the shelf registration statement, of which this prospectus forms a part.

We are required to pay all fees and expenses incident to the registration of the shares of common stock.  We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of common stock by any selling stockholder.  If we are notified by any selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock, if required, we will file a supplement to this prospectus.  If the selling stockholders use this prospectus for any sale of the shares of common stock, they will be subject to the prospectus delivery requirements of the Securities Act.

The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other participating person.  Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock.  All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

Once sold under the shelf registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

DESCRIPTION OF CAPITAL STOCK

As of the date of this prospectus, our authorized capital stock consists of 41,000,000 shares.  Those shares consist of 40,000,000 shares designated as common stock, $0.001 par value, and 1,000,000 shares designated as preferred stock, $0.001 par value.  The only equity securities currently outstanding are shares of common stock.  As of April 10, 2012, there were approximately 23,210,585 shares of common stock issued and outstanding.

The following description summarizes the material terms of our capital stock.  This summary is, however, subject to the provisions of our amended and restated certificate of incorporation and bylaws, and by the provisions of applicable law.

Common Stock

As of April 10, 2012, there were 23,210,585 shares of common stock outstanding held of record by approximately 118 stockholders. As of April 10, 2012, there were outstanding options to purchase a total of 2,852,019 shares of our common stock under our equity incentive plans.

The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Our stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the voting shares are able to elect all of the directors. Subject to preferences that may be granted to any then-outstanding preferred stock, holders of common stock are entitled to receive ratably only those dividends as may be declared by the board of directors out of funds legally available. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all of our assets remaining after we pay our liabilities and distribute the liquidation preference of any then outstanding preferred stock. Holders of common stock have no preemptive or other subscription or conversion rights. There are no redemption or sinking fund provisions applicable to the common stock. The issuance of additional shares of common stock may have a dilutive effect on earnings per share and relative voting power. We could use the shares of common stock that are available for future issuance in dilutive equity financing transactions, or to oppose a hostile takeover attempt or delay or prevent changes in control or changes in or removal of management, including transactions that are favored by a majority of the stockholders or in which the stockholders might otherwise receive a premium for their shares over then-current market prices or benefit in some other manner.

Preferred Stock

Our board of directors has the authority, without further action by the stockholders, to issue up to 1,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in our control or other corporate action.

Warrants

As of April 10, 2012, there were outstanding warrants to purchase 2,505,852 shares of our common stock at an exercise price of $1.82 per share which became exercisable on March 28, 2012 and will remain exercisable for sixty months thereafter.

Anti-Takeover Effects of Provisions of the Certificate of Incorporation and Bylaws

Because our stockholders do not have cumulative voting rights pursuant to our amended and restated certificate of incorporation, our stockholders representing a majority of the shares of common stock outstanding will be able to elect all of our directors. Our amended and restated certificate of incorporation and bylaws provide that all stockholder action must be effected at a duly called meeting of stockholders and not by a consent in writing, and that only our board of directors, chairman of the board, chief executive officer or president (in the absence of a chief executive officer) may call a special meeting of stockholders.

The combination of the classification of our board of directors and the lack of cumulative voting will make it more difficult for our existing stockholders to replace our board of directors, as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions may have the effect of deterring hostile takeovers or delaying changes in our control or management. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and in the policies they implement, and to discourage certain types of transactions that may involve an actual or threatened change of our control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in our management.

Section 203 of the General Corporation Law of the State of Delaware

We are subject to Section 203 of the General Corporation Law of the State of Delaware, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

●	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested holder;

●
upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

●
on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

●	any merger or consolidation involving the corporation and the interested stockholder;

●	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

●	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

●
any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

●	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines interested stockholder as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation or any entity or person affiliated with or controlling or controlled by such entity or person.

NASDAQ Global Market Listing

Our common stock is listed on the NASDAQ Global Market under the symbol “SCIL.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company. Its address is 17 Battery Place, 8th Floor, New York, NY 10004-1123, and its telephone number is (212) 509-4000.

LEGAL MATTERS

The validity of the Shares being offered by this prospectus will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, of Palo Alto, California.

EXPERTS

The consolidated financial statements of Scientific Learning Corporation appearing in our Annual Report (Form 10-K) for the year ended December 31, 2011 (including the schedule appearing therein), have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the Commission.  You may read and copy these reports, proxy statements and other information at the Commission’s public reference rooms at 100 F Street, N.E., Washington, D.C. 20549.  You can request copies of these documents by writing to the Commission and paying a fee for the copying cost.  Please call the Commission at 1-800-SEC-0330 for more information about the operation of the public reference rooms.  Our Commission filings are also available at the Commission’s web site at www.sec.gov and our website at scientificlearning.com.  We have not incorporated by reference into this prospectus the information contained on our website and you should not consider it to be part of this prospectus.

INCORPORATION BY REFERENCE

The Commission allows us to “incorporate by reference” information that we file with them, which means that we can disclose important information to you by referring you to those documents.  The information incorporated by reference is an important part of this prospectus, and information that we file later with the Commission will automatically update and supersede this information.  We incorporate by reference the documents listed below and any future filings we will make with the Commission under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the date of this prospectus but before the end of any offering made under this prospectus and accompanying prospectus (other than current reports or portions thereof furnished under Item 2.02, 7.01 or 8.01 of Form 8-K, unless such current reports or portions thereof specifically reference their contents as being filed):

●	Our annual report on Form 10-K for the fiscal year ended December 31, 2011, filed with the Commission on March 30, 2012;

●	Our definitive proxy statement for our 2012 annual meeting of stockholders, filed with the Commission on April 16, 2012;

●	Our current report on Form 8-K, filed with the Commission on April 17, 2012;

●	Our current report on Form 8-K, filed with the Commission on April 10, 2012;

●	Our current report on Form 8-K, filed with the Commission on March 23, 2012; and

●
Description of our common stock contained in our registration statement on Form S-1 (File No. 333-143093), filed with the Commission on May 18, 2007, including any amendment or report filed for the purpose of updating such description.

Copies of documents incorporated by reference, excluding exhibits except to the extent such exhibits are specifically incorporated by reference, are available from us without charge, upon oral or written request to:

Scientific Learning Corporation
300 Frank H. Ogawa Plaza, Suite 600
Oakland, California 94612
United States of America
Attn: Investor Relations
(510) 444-3500